Exhibit 99.1

PEDEVCO Delivers Open Letter to the SandRidge Permian Trust, its Unit Holders, and the Operator of its Assets Regarding an Indication of Interest to Acquire the SandRidge Permian Trust and Underlying Assets

HOUSTON, TX / ACCESSWIRE / August 26, 2020/ On August 26, 2020, PEDEVCO Corp. (NYSE American: PED) (“PEDEVCO” or the “Company”) delivered an open letter to The Bank of New York Mellon Trust Company, N.A., as trustee of the SandRidge Permian Trust (NYSE:PER)(the “Trustee” and the “Trust”), the common unit holders of the Trust, and Avalon Energy, LLC as a holder of Trust common units and the operator of the assets underlying the Trust, regarding PEDEVCO’s previously delivered letter indicating its interest regarding a potential acquisition of all the common units of the Trust (the “Trust Units”), its underlying assets, and operatorship thereof, which open letter is included in this release below.

As described in the letter, PEDEVCO believes that the Trust is likely to be delisted from the New York Stock Exchange and  be dissolved with its assets liquidated in less than a year, and PEDEVCO believes that the best way for current holders of Trust Units to have a chance of salvaging, retaining and growing their investment is through the trustee of the Trust and Avalon engaging in meaningful discussions with PEDEVCO in contemplation of the potential acquisition of the Trust, its underlying assets, and their operatorship by PEDEVCO through the issuance of PEDEVCO common stock as consideration for Trust Units. PEDEVCO believes a potential transaction could result in holders of Trust Units gaining ownership in a larger underlying asset base as well as potential for future price appreciation. PEDEVCO believes it represents a stable business partner with a strong balance sheet and familiarity with the Trust’s underlying assets.

Mr. J. Douglas Schick, President of PEDEVCO, commented: “In June 2018, SK Energy, owned and controlled by our largest shareholder, Dr. Simon Kukes, similarly saved PEDEVCO from near-certain delisting from the NYSE and being taken over by its creditors, completely turning PEDEVCO around to emerge as the strong and stable company PEDEVCO is today. We are now hopeful that the Trustee and common unit holders of the SandRidge Permian Trust, and Avalon as the operator of the underlying assets, will see the wisdom and opportunity of the transaction proposed by PEDEVCO, which we believe will likewise result in a success story for their equity holders with significant upside potential through ownership in a stronger combined entity.”

About PEDEVCO Corp.

PEDEVCO Corp. (NYSE American: PED), is a publicly-traded energy company engaged in the acquisition and development of strategic, high growth energy projects in the United States. The Company’s principal assets are its San Andres Asset located in the Northwest Shelf of the Permian Basin in eastern New Mexico, and its D-J Basin Asset located in the D-J Basin in Weld and Morgan Counties, Colorado. PEDEVCO is headquartered in Houston, Texas.

About This Press Release and the Accompanying Letter

This communication, including this press release and the accompanying letter, does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval or an exchange offer. If any offer, sale, solicitation or exchange offer is made, the Company will file with the Securities and Exchange Commission (“SEC”) a registration statement, a proxy statement and/or a Schedule TO. IF AND WHEN ANY SUCH DOCUMENTS ARE FILED, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ SUCH DOCUMENTS AND ANY OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ANY PROPOSED TRANSACTION. Investors and shareholders will be able to obtain free copies of any such documents, if and when any such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by PEDEVCO (File No. 001-35922) will also be available free of charge on PEDEVCO’s internet website at www. https://www.pedevco.com under the tab “Investors” and then under the tab “SEC Filings.”

PEDEVCO’s directors and certain of their executive officers, who may be deemed to be participants in the solicitation of proxies, do not have any direct or indirect interest in the Trust or Avalon, through security holdings or otherwise.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will also be contained in any proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

The discussions and opinions in this press release are for general information only, and are not intended to provide investment advice. Certain information included in this material is based on data obtained from sources considered to be reliable. No representation is made with respect to the accuracy or completeness of such data, and any analyses provided to assist the recipient of this letter in evaluating the matters described herein may be based on subjective assessments and assumptions and may use one among alternative methodologies that produce different results. Accordingly, any analyses should also not be viewed as factual and also should not be relied upon as an accurate prediction of future results.

Cautionary Statement Regarding Forward Looking Statements

All statements in this press release, including the accompanying letter, that are not based on historical fact are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and the provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Acts”). In particular, when used in this press release and the accompanying letter, the words “estimates,” “believes,” “hopes,” “expects,” “intends,” “plans,” “anticipates,” or “may,” and similar conditional expressions are intended to identify forward-looking statements within the meaning of the Acts, and are subject to the safe harbor created by the Acts. Any statements made in this news release and the accompanying letter other than those of historical fact, are forward-looking statements. While PEDEVCO has based any forward-looking statements contained herein on its current expectations, the information on which such expectations were based may change. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of risks, uncertainties, and other factors, many of which are outside of the Company’s control, that could cause actual results to materially differ from such statements. Such risks, uncertainties, and other factors include, but are not necessarily limited to, those set forth under Item 1A “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2019 and subsequently filed Quarterly Reports on Form 10-Q under the heading “Risk Factors”. The Company operates in a highly competitive and rapidly changing environment, thus new or unforeseen risks may arise. Accordingly, investors should not place any reliance on forward-looking statements as a prediction of actual results. The Company disclaims any intention to, and undertakes no obligation to, update or revise any forward-looking statements, except as otherwise required by law, and also undertakes no obligation to update or correct information prepared by third parties that is not paid for by the Company. Readers are also urged to carefully review and consider the other various disclosures in the Company’s public filings with the SEC.

Contacts

PEDEVCO Corp.
1-713-221-1768

August 26, 2020

SandRidge Permian Trust (the “Trust”)
C/O Bank of New York Mellon Trust Company, N.A., Trustee (“Trustee”)
Attn: Sarah Newell
601 Travis Street, 16th Floor
Houston, Texas 77002
Via: electronic mail and U.S. mail

SandRidge Permian Trust Common Unit Holders (“Unit Holders”)
Via: Press Release

Avalon Energy, LLC (“Avalon”)
Attn: Board of Directors
5000 Quorum Drive, Suite 205
Dallas, Texas 75254
Via: electronic mail and U.S. mail

Re:
Open Letter to Trustee, Avalon Energy, LLC and all Unit Holders of the SandRidge Permian Trust Regarding Indication of Interest to Acquire Trust Units and Underlying Assets.

Dear Trustee, Unit Holders and Avalon:

PEDEVCO Corp. (NYSE American: PED) (“PEDEVCO”) is interested in acquiring all of the publicly-traded unit holdings (the “Trust Units”) of the SandRidge Permian Trust via an exchange offer and subsequent merger, ideally with the support of the Trustee and Avalon. We believe the continued viability of the Trust as an investment vehicle appears to be in question given the structural disincentives to developing the properties underlying the Trust, and that it appears likely the Trust will be delisted from the New York Stock Exchange (“NYSE”) in the near future and dissolved with its assets liquidated within the next year. However, PEDEVCO believes that by joining with PEDEVCO, holders of Trust Units have the opportunity to retain and grow their investments with a stable business partner with a strong balance sheet and familiarity with the assets underlying the Trust, and that a business combination where shares of PEDEVCO common stock are exchanged for Trust Units is the best option the holders of Trust Units have to salvage and maximize the return on their investment.

PEDEVCO Background and Overview

PEDEVCO is a Houston-based energy company that is publicly-traded on the NYSE American Exchange under the ticker symbol “PED.” PEDEVCO’s current market cap is approximately $60 million and the Company has a strong balance sheet with cash on hand and zero debt. The Company previously conducted business as “Pacific Energy Development,” but began doing business as PEDEVCO in 2019 after an investment group led by SK Energy LLC and American Resources, Inc. acquired a controlling interest in the Company, extinguished all of its then-$75 million in debt for approximately $0.10 on the dollar, and shifted the corporate focus toward becoming a consolidator of conventional assets with significant upside in the Permian Basin.

Through several acquisitions coupled with the Company’s legacy assets in the D-J Basin of Colorado, the Company currently owns approximately 38,000 net acres with over 150 net high-quality drilling locations in the Permian Basin and approximately 11,900 net acres with over 150 gross drilling locations in the D-J Basin. PEDEVCO’s average production for the six-month period ended June 30, 2020 was 786 barrels of oil equivalent per day (“BOED”). However, the Company shut in all of its production for the majority of April and May 2020, due to the market effects of the COVID-19 pandemic and the recent reductions in the benchmark price of crude oil, so actual average production over the period was projected to be significantly higher had production not been shut in. The Company recently resumed its 2020 development program in the Permian Basin which includes completing a saltwater disposal well and bringing online several horizontal wells that were not capable of producing until the saltwater disposal well was completed.

PEDEVCO’s Permian assets are geologically analogous to the properties underlying the Trust’s assets, as they are both assets producing from the San Andres formation. Additionally, PEDEVCO’s operations team has significant experience managing San Andres assets throughout the Permian Basin and managed the offsetting Furman-Mascho field assets that underlie the Trust’s assets. One of the main differences between the underlying Trust assets and PEDEVCO’s Permian assets is that PEDEVCO’s assets are less than 10% developed whereas the Trust’s assets are nearly 100% developed. PEDEVCO is developing its Permian assets primarily through horizontal drilling (rather than vertical drilling) which the Company has found leads to superior recoveries.

For more information on PEDEVCO please visit www.pedevco.com, which contains general information on PEDEVCO, as well as an investor presentation under the “Investors -> Presentations” tab.

Rational for the Proposed Transaction

SandRidge Permian Trust Likely to be Delisted from The New York Stock Exchange

On December 27, 2019, the Trust received notice from the NYSE that the Trust had fallen below the NYSE’s continued listing requirement that the average closing price of the Trust Units be at least $1.00 per share. The Trust Units have not traded above $1.00 since February 12, 2020, and as of August 24, 2020, closed at $0.334 per Trust Unit. On April 23, 2020, the NYSE notified the Trustee that an extension was granted to the Trust to regain compliance with NYSE rules by September 5, 2020, due to temporary NYSE rule changes adopted in response to the COVID-19 pandemic. However, the Trust Units face delisting if NYSE compliance is not regained, which appears not to be likely. The Trustee itself has indicated that the Trustee expects that the NYSE will delist the Trust Units following market close on September 5, 2020. Once delisted from the NYSE, we would expect the Trust Units to be traded on the OTCQB or the OTC Pink Sheets, which we anticipate would significantly diminish the liquidity of the trading market for the Trust Units, the ability of the holders of the Trust Units to publicly buy and sell the Trust Units at prices and in volumes desired, and further erode the value of the Trust Units.

Structural Disincentives to Enhancing the Value of the Underlying Properties

As originally structured, the Trust receives the majority of the revenue from the underlying oil field. However, the Trust does not pay any of the corresponding oil field costs, all of which are the sole responsibility of Avalon as the operator of the field. In a lower price environment, this structure disincentivizes the operator from performing workover activities when a well goes down (e.g., stops producing due to mechanical problems) because the operator cannot afford to do maintenance work as it is uneconomic to their interest given that the operator only receives a small portion of the revenues from the field. Every time a well goes down and is not fixed, it is removed from the assets underlying the Trust, thereby further eroding the value of the Trust.

This was not an issue for the operator when the Trust was formed in 2011, as oil prices were above $85/barrel and field production was significantly higher at the time. To illustrate, according to the Trust’s public filings, in the six-month period ended June 30, 2014, the realized oil price per barrel of oil equivalent (“BOE”) was $90.04 per barrel, production attributable to the Trust was approximately 4,200 BOED, total revenue attributed to the Trust was $69.003 million, and distributable income was $63.850 million. Fast forward to the six-month period ended June 30, 2020, where the realized oil price per BOE was $47.89, production attributable to the Trust was approximately 1,200 BOED, total revenue was $5.292 million, and distributable income was $4.210 million, however, the distributable income was not paid by Avalon for Q1 2020, due to Avalon’s severely distressed financial situation, so the Trust unit holders did not receive their dividend that quarter, and only approximately $0.6 million was distributed for Q2 2020.

Below is an excerpt from the press release issued by the Trust on April 23, 2020 explaining the non-payment of the Q1 2020 distribution by the operator:

“HOUSTON--(BUSINESS WIRE)-- SANDRIDGE PERMIAN TRUST (NYSE: PER) announced today that the quarterly distribution for the three-month period ended March 31, 2020 (which primarily relates to production attributable to the Trust’s interests from December 1, 2019 to February 29, 2020) of approximately $3.73 million, or $0.071 per unit, will not be paid in May 2020 because Avalon Energy, LLC (“Avalon”), as the assignor under the Conveyances described below, has informed The Bank of New York Mellon Trust Company, N.A., the trustee of the Trust (the “Trustee”), that Avalon is unable to pay on a timely basis the approximately $4.65 million it owes the Trust, which reflects the quarterly distribution amount together with approximately $0.73 million of Trust expenses and $0.19 million to be withheld by the Trustee for the Trust’s previously disclosed cash reserve for future known, anticipated or contingent expenses or liabilities of the Trust. Consequently, the Trustee will not be able to make the quarterly distribution to unitholders. In accordance with the terms of the conveyances granting the Trust its Overriding Royalty Interests as described below (the “Conveyances”), the unpaid amount owed the Trust will accrue interest at the rate of interest per annum publicly announced from time to time by The Bank of New York Mellon Trust Company, N.A. at its “prime rate” in effect at its principal office in New York City until paid to the Trust. Avalon has informed the Trustee that Avalon intends to make the payment of the distribution to the Trust, with interest in accordance with the Conveyances, as soon as possible. All information in this press release has been provided to the Trustee by Avalon.”

The Trust is Likely to be Terminated and Dissolved Within a Year

PEDEVCO believes the Trust is likely to be liquidated and dissolved in less than a year. As described in the Trust’s filings with the Securities and Exchange Commission (the “SEC”), the Trust Agreement provides that the Trust will terminate if cash available for distribution for any four consecutive quarters, on a cumulative basis, is less than $5.0 million. If this early termination event occurs, the Trust Agreement will require the Trustee to sell the Trust’s royalty interests, either by private sale or public auction. In the event of a termination, Avalon has a right of first refusal to buy the Trust assets. After the sale of all of the royalty interests, payment of all Trust liabilities and establishment of reasonable provisions for the payment of additional anticipated or contingent Trust expenses or liabilities, the Trustee will distribute the net proceeds of the sale to the holders of Trust Units.

Below are excerpts from the Trust’s most recent Quarterly Report on Form 10-Q filing (for the three months ended June 30, 2020), which indicate that the Trustee believes that the Trust Units are likely to be delisted from the NYSE, that the unit holders will not receive the owed distribution, and that the Trust will likely be dissolved in less than a year (bolded text added for emphasis):

            “Potential Early Termination of the Trust. The Trust Agreement provides that the Trust will terminate if cash available for distribution for any four consecutive quarters, on a cumulative basis, is less than $5.0 million. If this early termination event occurs, the Trust Agreement will require the Trustee to sell the Royalty Interests, either by private sale or public auction, subject to Avalon's right of first refusal to purchase the Royalty Interests. After the sale of all of the Royalty Interests, payment of all Trust liabilities and establishment of reasonable provisions for the payment of additional anticipated or contingent Trust expenses or liabilities, the Trustee will distribute the net proceeds of the sale to the Trust unitholders.

Based on Avalon's estimates for the next twelve months regarding projected production from the Underlying Properties and estimated pricing for WTI crude oil based on futures prices as of August 1, 2020 readily available in the public market, adjusted for differentials, and assuming that Avalon is unable to make the quarterly payment to the Trust for the three-month period ended March 31, 2020 as discussed below under “Liquidity and Capital Resources—Future Trust Distributions to Unitholders”, cash available for distribution for the four consecutive quarters ending December 31, 2020, on a cumulative basis, may fall below $5.0 million, which would require the Trust to commence termination shortly after the required quarterly cash distribution is to be made in February 2021. If that occurs, the Trustee would be required to sell all of the Trust’s remaining assets and liquidate the Trust. Due to this uncertainty, there is substantial doubt regarding the Trust’s ability to continue as a going concern within one year after the date that the financial statements are issued. The Trust’s financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Status of NYSE Delisting. As previously disclosed, on December 27, 2019, the Trust received written notification from The New York Stock Exchange (“NYSE”) that the Trust no longer satisfied the continued listing compliance standards set forth under Rule 802.01C of the NYSE Listed Company Manual because the average closing price of the Trust units fell below $1.00 over a 30 consecutive trading-day period. If the Trust were unable to regain compliance with the applicable standards within a six-month cure period, the NYSE would commence suspension and delisting procedures. Although the Trust units continue to be traded on the NYSE, the Trust might be unable to maintain compliance with the NYSE’s listing standards and could again become subject to the NYSE delisting procedures. On April 23, 2020, the NYSE notified the Trustee that pursuant to temporary NYSE rule changes adopted in response to the dramatic fluctuations in the capital markets resulting from the COVID-19 pandemic, the cure period in which the Trust may regain compliance with the applicable listing standards has been extended to September 5, 2020. As the average 30-day closing price of the Trust units has remained below $1.00 since receipt of the notification, the Trustee expects that the NYSE will delist the Trust units following market close on September 5, 2020 and that shortly thereafter trading of the Trust units likely would be transferred to the over-the-counter market.”

Potential Solutions

As described above and based on publicly available information from the Trust, it appears likely that the Trust Units will be delisted from the NYSE following the September 5, 2020 compliance deadline, and the Trust’s assets will likely be sold in early 2021. In addition, as discussed above, the underlying operator, Avalon, will be provided a right of first refusal to buy the Trust assets. We believe that the best way for the holders of the Trust Units to have a chance of retaining, protecting and growing their investments is through a business combination with a publicly-traded company whereby the holders of Trust Units can gain value by exchanging their Trust Units for publicity-traded shares of a stable entity with a strong balance sheet. If the transaction proposed by PEDEVCO is consummated, the holders of Trust Units will gain ownership in a larger underlying asset base that is not subject to a fiscally struggling third party operator (Avalon), and the prospect of future price appreciation in their shares with an improved market. Following consummation of a business combination between the parties, PEDEVCO would seek to invest capital to recommence production on the idle wells currently underlying the Trust’s assets as the Trusts structural disincentives will be eliminated, as well as to drill and complete wells to increase production in its legacy asset base.

For further reference, printed below are excerpts of the Trust’s original conveyance documents, publicly available in the Trust’s filings with the SEC, which sections address early dissolution of the Trust, sale procedures, and business combinations. Trust Unit holders will note that their Trust Unit holdings will likely be of much more value in a business combination under Section 9.04 than in an asset sale described in Section 9.03. (bolded text added for emphasis and italicized text included for further explanation):

Section 9.03. Disposition and Distribution of Assets and Properties.
Notwithstanding the dissolution of the Trust pursuant to Section 9.02, the Trustee and the Delaware Trustee shall continue to act as trustees of the Trust Estate and as such shall exercise the powers granted under this Agreement until their duties have been fully performed and the Trust Estate finally distributed so that the affairs of the Trust have been wound up. Upon the sale of all or a portion of the Trust Estate pursuant to Section 3.02 of this Agreement or the dissolution of the Trust pursuant to Section 9.02, the Trustee shall sell for cash in one or more sales all of the properties other than cash then constituting the Trust Estate after any reconveyance of assets to [Avalon] pursuant to the Conveyances; provided, however, [Avalon] shall have a right of first refusal to acquire the subject properties being offered in each sale pursuant to the following procedures: [The operator (Avalon) has the right of first refusal to buy the underlying assets. If the underlying operator (Avalon) buys the assets through the exercise of its right of first refusal, it could immediately fix all the downed wells to significantly increase production and the value of the assets, and/or seek to divest the assets with no obligations to the Trust. All of this added value will go to the operator rather than the holders of Trust Units as they will only get whatever cash the operator pays for the assets through the operators’ exercise of its right of first refusal. It is of great importance to note that the acquisition markets for oil and gas assets are currently severely depressed and there will likely not be any market offers for the underlying assets.]

(a) Within 30 days of the Liquidation Date, or after the date such sale pursuant to Section 3.02 is approved, as applicable, the Trustee shall use commercially reasonable efforts to retain a third-party advisor to market the subject properties;
(b) If the Trustee receives a bona fide purchase offer from a proposed purchaser other than [Avalon] and desires to sell all or part of the subject properties pursuant to this Section 9.03, then the Trustee shall give notice (the “Offer Notice”) to [Avalon], identifying the proposed purchaser from whom it has received a bona fide offer and setting forth the proposed sale price, payment terms and other material terms and conditions under which the Trustee is proposing to sell such subject properties to the proposed purchaser. [Avalon] shall have 30 days from its receipt of the Offer Notice to elect, by written notice to the Trustee, to purchase the subject properties offered for sale on the terms and conditions set forth in the Offer Notice.

(c) If [Avalon] makes such election, the notice of election shall state a closing date not later than 60 days after the date of the Offer Notice (subject only to customary closing conditions that could delay such closing date, including obtaining necessary governmental approvals). If [Avalon] makes such election and actually completes the purchase of the subject properties, the proposed purchaser identified in the Offer Notice shall be entitled to receive reimbursement of its reasonable and documented expenses incurred in connection with its review and analysis of the subject properties and bid preparation. [Avalon] shall pay the proposed purchaser 50 percent of such reimbursement, and the Trust shall pay the proposed purchaser 50 percent of such reimbursement; provided, however, the amount of such reimbursement shall be limited to 5 percent of the sales price received by the Trust for the subject properties.
(d) If [Avalon] does not give notice within the 30-day period following the Offer Notice that it elects to purchase such subject properties, the Trustee may, within 60 days after the end of such 30-day period, sell such subject properties to the identified purchaser on terms and conditions that are substantially the same as those previously set forth in such Offer Notice. In the event the Trustee shall desire to offer such subject properties for sale on terms and conditions other than terms and conditions that are substantially the same as those previously set forth in an Offer Notice, the procedures set forth in this Section 9.03 must again be initiated and applied with respect to the terms and conditions as modified.
(e) If, after a reasonable marketing period, no bona fide purchase offer is received with respect to any or all of the subject properties from any party other than [Avalon], then [Avalon] shall obtain, at the Trust’s expense, and deliver to the Trustee, a fairness opinion from a nationally-recognized valuation firm with expertise in valuing oil and natural gas properties stating that the proposed sale price to be paid by [Avalon] to the Trust for the subject properties is fair to the Trust. [PEDEVCO believes that this does not guarantee an acceptable price as the market for oil and gas acquisitions has been depressed for over 2 years and pricing is low. Even if a fairness opinion is given, PEDEVCO expects that the Trust will be selling out at or near the absolute bottom of the market.]
The Trustee shall not be required to obtain approval of the Trust Unitholders [In a business combination as PEDEVCO is proposing, the holders of Trust Units will get to vote as to whether or not to accept the terms of the combination] prior to performing any of its duties pursuant to this Section 9.03. Notwithstanding anything herein to the contrary, in no event may the Trustee distribute the Royalty Interests to the Trust Unitholders. Upon completion of the dissolution and winding up of the Trust in accordance with Sections 9.02 and 9.03 hereof and Section 3808 of the Trust Act, the Trustee shall direct the Delaware Trustee to execute and file, and the Delaware Trustee shall execute and file or cause to be filed, a certificate of cancellation of the Trust’s Certificate of Trust in accordance with Section 3811 of the Trust Act. Upon the filing of such certificate of cancellation, the Trustee shall have no further duty or obligation or any further liability under this Agreement except as provided in Section 6.01.

Section 9.04. Reorganization or Business Combination.
(a) The Trust may merge or consolidate with or into, or convert into, one or more other Entities in accordance with Section 3815 of the Trust Act if such transaction (i) is agreed to by the Trustee, (ii) is approved by the vote of a Unit Majority at a meeting duly called and held in accordance with Article VIII and (iii) is permitted under the Trust Act and any other applicable law. [A business combination is allowed under the Trust’s organizational documents and gives the holders of Trust Units the right to vote in their best economic interest – PEDEVCO would anticipate a merger being accomplished following the exchange offer, assuming we were able to obtain a sufficient percentage of Trust Units as part of the exchange.] The Trustee shall give prompt notice of such reorganization or business combination to the Delaware Trustee. Pursuant to and in accordance with the provisions of Section 3815(f) of the Trust Act, and notwithstanding anything else herein, an agreement of merger or consolidation approved in accordance with this Section 9.04 and Section 3815(a) of the Trust Act may effect any amendment to this Agreement or effect the adoption of a new trust agreement if it is the surviving or resulting trust in the merger or consolidation.

(b) Upon the effective date of a certificate of merger duly filed in accordance with the Trust Act, the following shall be deemed to occur, in addition to such effects as may be specified under the Trust Act as then in effect:
(i) all of the rights, privileges and powers of each of the business entities that have merged or consolidated, and all property, real, personal and mixed, and all debts due to any of those business entities and all other things and causes of action belonging to each of those business entities shall be vested in the surviving business entity and, after the merger or consolidation, shall be the property of the surviving business entity to the extent they were part of each constituent business entity; [Holders of Trust Units will become shareholders of PEDEVCO, and the Trust’s assets will become assets of PEDEVCO upon closing of a combination.]
(ii) the title to any real property vested by deed or otherwise in any of those constituent business entities shall not revert and shall not be in any way impaired because of the merger or consolidation;
(iii) all rights of creditors and all liens on or security interest in property of any of those constituent business entities shall be preserved unimpaired; [PEDEVCO has zero debt]
(iv) all debts, liabilities and duties of those constituent business entities shall attach to the surviving or resulting business entity, and may be enforced against it to the same extent as if the debts, liabilities and duties had been incurred or contacted by it; and [PEDEVCO has zero debt]
(v) if the Trust is the surviving or resulting entity, the governing instrument of the Trust shall be amended or a new governing instrument adopted as set forth in the certificate of merger.
(c) A merger or consolidation effected pursuant to this Section 9.04 shall not be deemed to result in a transfer or assignment of assets or liabilities from one entity to another having occurred. [Trust Unit holders will continue to have an interest in the current underlying assets of the Trust through their ownership in PEDEVCO, plus an expanded asset base that includes all of PEDEVCO’s asset.]

PEDEVCO believes that the best way for current holders of Trust Units to have a chance of retaining and growing their investment is through the Trustee and Avalon engaging in meaningful discussions with PEDEVCO in contemplation of the potential acquisition of the Trust, its underlying assets, and their operatorship by PEDEVCO through the issuance of PEDEVCO common stock as consideration for Trust Units and underlying assets. PEDEVCO believes a potential transaction could result in holders of Trust Units gaining ownership in a larger underlying asset base as well as potential for future price appreciation. PEDEVCO believes it represents a stable business partner with a strong balance sheet and familiarity with the Trust’s underlying assets.

If PEDEVCO is successful in acquiring the Trust Units, assets underlying the Trust, and operatorship thereof, PEDEVCO plans to invest capital to recommence production on the idle wells currently underlying the Trust assets, as well as to drill and complete wells in PEDEVCO’s legacy asset base to increase production and cash flow.

For all the reasons stated above, we strongly urge that the Trustee and Avalon consider our proposal and enter into serious discussions with PEDEVCO in contemplation of the potential acquisition of the Trust, its underlying assets, and their operatorship by PEDEVCO through the issuance of PEDEVCO common stock as consideration for Trust Units and underlying assets. We look forward to the possibility of working with you to consummate a transaction.

Regards,

/s/ J. Douglas Schick
J. Douglas Schick
President
PEDEVCO Corp.

Cautionary Statement Regarding Forward Looking Statements

All statements in this correspondence that are not based on historical fact are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and the provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Acts"). In particular, when used in the preceding discussion, the words "estimates," "believes," "hopes," "expects," "intends," "plans," "anticipates," or "may," and similar conditional expressions are intended to identify forward-looking statements within the meaning of the Act, and are subject to the safe harbor created by the Act. Any statements made herein other than those of historical fact, about an action, event or development, are forward-looking statements. While management has based any forward-looking statements contained herein on its current expectations, the information on which such expectations were based may change. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of risks, uncertainties, and other factors, many of which are outside of PEDEVCO’s control, that could cause actual results to materially differ from such statements. Such risks, uncertainties, and other factors include, but are not necessarily limited to, those set forth under Item 1A "Risk Factors" in PEDEVCO’s Annual Report on Form 10-K for the year ended December 31, 2019 and subsequently filed Quarterly Reports on Form 10-Q under the heading "Risk Factors". PEDEVCO operates in a highly competitive and rapidly changing environment, thus new or unforeseen risks may arise. Accordingly, readers should not place any reliance on forward-looking statements as a prediction of actual results. PEDEVCO disclaims any intention to, and undertakes no obligation to, update or revise any forward-looking statements, except as otherwise required by law, and also takes no obligation to update or correct information prepared by third parties that are not paid for by PEDEVCO. Readers are also urged to carefully review and consider the other various disclosures in PEDEVCO’s public filings with the Securities Exchange Commission (SEC).

This correspondence letter shall not be deemed an offer to sell (or exchange) securities or the solicitation of an offer to buy securities, nor an offer for any unit holder to tender any units, nor shall there be any solicitation, offer, sale or purchase of securities in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Furthermore, this release does not constitute an offer or invitation to make a sales offer or a tender offer to purchase or solicit acceptance of any tender offer (or exchange offer).